UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market September | 2020

Azul receives certification for world’s first E195 adapted cargo aircraft

Four aircraft to be converted initially to support the company’s e-commerce solutions

São Paulo, September 27, 2020 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), announces today that it has received certification for the world’s first Embraer E195 adapted dedicated cargo aircraft. The first aircraft began commercial services on Saturday, September 26th. Another three aircraft are expected to be adapted by the end of 2020, delivering a unique and focused solution to the Company’s e-commerce customers. Two of the four planes have already been dedicated to an e-commerce provider for a period of at least six months.

The four E-jets will join the Company’s two dedicated Boeing 737-400 freighters, for a total of six aircraft dedicated for Azul Cargo Express, Azul’s cargo business unit. In addition, the Company’s dedicated fleet capabilities are further expanded by its five ATR 72-600 Quick-Change aircraft. These dedicated cargo aircraft, together with belly capacity on Azul’s passenger network, the largest in Brazil, gives the Company’s customers exclusive access to the broadest, fastest and most efficient range of logistics services.

“We are excited to continue diversifying our business model with the adaptation of these four Embraer aircraft. The size, range, and performance of the E195, gives it the perfect combination of payload capacity, volume capacity and low trip-cost economics allowing fast and efficient logistics access all around Brazil. We are seeing record demand for the services provided by Azul Cargo Express and are pleased to innovate to further meet the needs of our customers. With the combination of our dedicated aircraft, belly capacity on the largest domestic network in Brazil, and our extensive ground partnerships, we are ready to meet the growing need of all our logistics and especially all our e-commerce customers. Our logistics solutions have the potential to transform e-commerce in Brazil”, says John Rodgerson, CEO of Azul.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. Azul was also recognized in 2019 as best regional carrier in South America for the ninth consecutive year by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 28, 2020

Azul S.A.

By:   /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer